Exhibit 4.2
Execution Copy
Material marked [*] has been omitted pursuant to a request for confidential treatment. This material has been filed with the Commission separately.
PORTFOLIO HEDGE AGREEMENT
This portfolio hedge agreement (the “Agreement”) has been entered into on 13 March 2008 between:
(1)	Eksportfinans ASA, Dronning Maudsgate 15, Oslo (the “Company”);

(2)	DnB NOR Bank ASA;

(3)	Nordea Bank AB (publ); and

(4)	Danske Bank A/S.
WHEREAS:
(A)	The Company incurred unrealised losses on its securities portfolio in 2007 in the amount of approx. NOK 1.1 bn as a result of increased credit spreads;

(B)	The Company’s shareholders have agreed to subscribe for new shares in the Company for a gross amount of approx. NOK 1,200 million to strengthen the Company’s equity position following the 2007 portfolio losses;

(C)	The Company has in the period from 31 December 2007 incurred further losses on its securities portfolio with a nominal value of NOK 69,979,811,110 as of 29 February 2008, and as of such date the Amortised Cost of the Portfolio (NOK 69,933,992,013) exceeded the Market Value (NOK 68,291,822,452) by NOK 1,642,169,560;

(D)	The Company has informed the Norwegian Financial Supervisory Authority (Kredittilsynet) that its regulatory capital might be close to or below the minimum threshold of 8 % required by law;

(E)	The Company has requested the other parties hereto to provide protection against further losses on its portfolio, subject to a total commitment of NOK 5,000,000,000.
NOW THEREFORE, the parties agree as follows:
1	DEFINITIONS
For the purposes of this Agreement, the following capitalised terms shall have the following meanings when used herein:
“Amortised Cost” means the amount at which the financial item on and off balance are measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount;
“Business Day” means a day (other than a Saturday or Sunday) on which banks in Oslo, New York and London are open for business or a Target Settlement Day;
“Closing Value” means the sum of the Remaining Portfolio Performance Amount minus any Exited Exposure Gain plus any Exited Exposure Loss, on any Valuation Date;
“Commencement Date” means 29 February 2008;

“Early Termination Date” shall have the meaning ascribed to it in Clause 7;
“Early Termination Amount” shall have the meaning ascribed to it in Clause 7;
“Exited Exposure Gain” shall mean the amount by which the Amortised Cost of the parts of the Portfolio that are no longer owned by the Company on a Valuation Date falls below the amount received on the parts of the Portfolio that are no longer owned by the Company upon sale, redemption, repayment, termination or as received from the insolvency estate, as a result of the issuer’s insolvency, as determined by the Valuation Agent, adjusted for any termination payments under Swap Transactions related thereto (exclusive of the interest element thereof);
“Exited Exposure Loss” shall mean the amount by which the Amortised Cost of the parts of the Portfolio that are no longer owned by the Company on a Valuation Date exceeds the amount received on the parts of the Portfolio that are no longer owned by the Company upon sale, redemption, repayment, termination or as received from the insolvency estate, as a result of the issuer’s insolvency, as determined by the Valuation Agent, adjusted for any termination payments under Swap Transactions related thereto (exclusive of the interest element thereof);
“Final Date” means the date being the earlier of (i) the last maturity date of the Securities (i.e. 31 December 2023) and (ii) the date on which all securities included in the Portfolio have either been redeemed, repaid or disposed of or where a loss has been declared following the issuer’s insolvency;
“Market Value” shall in respect of securities mean the value of the securities in the Portfolio as of the Valuation Date calculated in the manner used by the Company when preparing its financial statements using the quotes for the Securities obtained by the Valuation Agent as described in Appendix D as of the Valuation Time and in respect of the Swap Transactions mean the value of the Swap Transactions as calculated using the Market Quotation as defined within the ISDA 1992 Master Agreement, deeming the Syndicate Members to be the Non-Defaulting Party or, alternatively, as set out in Appendix D. When establishing the Market Value of the Portfolio, any Repo Transactions shall be disregarded and the Company shall be considered as the legal owner of those Securities;
“New Syndicate Members” shall have the meaning ascribed to such term in Clause 6.3;
“Original Syndicate Members” means DnB NOR Bank ASA, Nordea Bank AB (publ) and Danske Bank A/S;
“Portfolio” means the Company’s securities portfolio including certain Swap Transactions as of the Commencement Date as further identified in Appendix A (which is subject to adjustment of the values of the individual securities but not of the aggregate value), as amended or supplemented from time to time in accordance with the Agreement;
“Portfolio Performance Amount” means the sum of the Closing Value on the relevant Valuation Date minus the Closing Value on the immediately preceding Valuation Date or the Commencement Date (as the case may be), as determined by the Valuation Agent;
“Relevant Ownership Fraction” means in relation to a Syndicate Member a fraction in which the numerator is equal to the number of shares in the Company held by such Syndicate Member on 1 April 2008 and the denominator is equal to the number of shares in the Company on the same date;
“Remaining Portfolio Performance Amount” shall mean the difference between the Amortised Cost of the parts of the Portfolio that are owned by the Company on a Valuation Date and the Market Value of the part of the Portfolio that are owned on the same Valuation Date, as determined by the Valuation

Agent; however in respect of the part of the Portfolio in respect of which an insolvency has been declared in the issuer or swap counterparty the Remaining Portfolio Performance Amount shall be determined as the loss or gain booked by the Company in its latest management accounts preceding such Valuation Date.
“Repo Transactions” has the meaning ascribed to such term in Clause 6.8;
“Securities” means the securities and, where applicable, Swap Transactions included in the Portfolio;
“Settlement Date” means the fifth Business Day following a Valuation Date;
“Swap Transactions” means transactions, as further identified in Appendix A, entered into by the Company and the third parties for hedging against interest and/or exchange rate fluctuations;
“Syndicate” means the Syndicate Members;
“Syndicate Majority” means Syndicate Members whose Commitments aggregate more than 66.67% of the Total Commitment;
“Syndicate Members” means the Original Syndicate Members and the New Syndicate Members;
“Syndicate Member’s Fraction” means in relation to a Syndicate Member its fraction of the Total Commitment as determined in accordance with Clause 6.3;
“Target Settlement Day” means any day on which TARGET (the Trans-European Automated Real-time Gross settlement Express Transfer system) is open;
“Total Commitment” means an amount of NOK 5,000,000,000, unless reduced in accordance with Clause 6.6;
“Total Available Commitment” means an amount equal to:
(i)	NOK 5,000,000,000; less

(ii)	any amount paid to the Company pursuant to Clause 2;
“Unallocated Portion” shall have the meaning ascribed to such term in Clause 6.3.
“Valuation Agent” shall mean the Company unless replaced in accordance with Clause 6.7;
“Valuation Date” means (i) the last day of February each year from and including 28 February 2011 to the Final Date, provided that if such date is not a Business Day then the Valuation Date shall be the last Business Day prior thereto and (ii) the Final Date;
“Valuation Time” means close of business on the Business Day immediately preceding the Valuation Date in the place of Business of the Valuation Agent
2	PORTFOLIO LOSS COVERAGE
Each Syndicate Member undertakes severally but not jointly upon notice from the Valuation Agent in accordance with Clause 4.3, to pay to the Company on each Settlement Date an amount equal to the Portfolio Performance Amount (if a negative number) multiplied by the relevant Syndicate Member’s Fraction, provided, however, that the aggregate obligations of the Syndicate Members hereunder shall be limited to the Total Available Commitment and each Syndicate Member’s obligation shall be limited to such Syndicate Member’s Fraction thereof.
3	PORTFOLIO GAIN DISTRIBUTION
The Company undertakes to pay on each Settlement Date to each Syndicate Member an amount equal to the Portfolio Performance Amount (if a positive number) multiplied by the relevant Syndicate Member’s Fraction.
4	CALCULATION OF THE PORTFOLIO PERFORMANCE

4.1	Currencies
Gains or losses on Securities or Swap Transactions shall be converted to NOK by the Valuation Agent on a Valuation Date using the closing rates between NOK and the relevant currencies as of the Valuation Time.
4.2	Insolvency Proceeds
Any proceeds paid to the Company after the Final Date in respect of securities in the Portfolio, for which a loss has been declared as a result of the issuer’s insolvency exceeding the Market Value used when determining the Remaining Portfolio Value, shall be promptly turned over by the Company to the Syndicate Members in accordance with their respective Syndicate Member’s Fractions.
4.3	Valuation
The Valuation Agent undertakes on the Valuation Date before noon (Oslo time) to inform each and all Syndicate Members of the Exited Exposure Gain and Loss, Portfolio Performance Amount Remaining Portfolio Performance Amount and Closing Value as of such Valuation Date, as determined by the Valuation Agent.
5	PORTFOLIO MANAGEMENT AND REPORTING

5.1	Portfolio Management
The Company shall manage the Portfolio in accordance with the guidelines laid down in this Agreement. The decisions listed below require prior consent of the Original Syndicate Members:
(i)	Any sale or other disposal of Securities below par value;

(ii)	Any restructuring or rescheduling of Securities, i.e. rescheduled or deferred interest payment or maturity date and, write down of nominal amount,

(iii)	Any change in the ranking of the securities i.e. subordination of unsecured and unsubordinated securities;

(iv)	Any change in obligor, issuer etc;

(v)	Any acceleration of any obligation or the non-exercise of rights to accelerate;

(vi)	Any increase of the Portfolio by the inclusion of additional securities or otherwise.
A Syndicate Majority may require that the Company disposes Portfolio Securities if necessary, in the opinion of the Syndicate Majority, to reduce risks attached to the relevant Securities.

Each of the Original Syndicate Members shall have a right to veto any proposals that require a Syndicate Majority approval under this Clause.
5.2	Portfolio Reporting
The Valuation Agent shall no later than 5 Business Days following the expiry of a calendar month send a written report to the Syndicate Members, stating the Portfolio development the last month and year to date. The report shall include a calculation of the Portfolio Gain Amount or the Portfolio Loss Amount (as the case may be) allocated among the Syndicate Members and calculated as if the last day of the expired calendar month was a Valuation Date. Each of the Syndicate Members may on any date request any information on the Portfolio Development as it deems relevant from the Company in which case the Company shall promptly deliver such information to all Syndicate Members.
6	MISCELLANEOUS

6.1	Approval by the General Meeting
The Company’s rights and obligations under this Agreement is subject to the approval by the general meeting of the Company of the Agreement. Each Original Syndicate Member undertakes to be represented at the general meeting and to procure that its votes in the Company are cast in favour of the approval by the general meeting of the Agreement (or, in the case of Nordea Bank AB (publ), procure that Nordea Bank Norge ASA shall be represented at the general meeting and votes its shares in the Company in favour of the approval by the general meeting of the Agreement).
If such approval has not been made by 4 April 2008, the Syndicate Members are no longer bound by this Agreement.
6.2	Conditions to the Syndicate Members’ obligations
The obligations of the Syndicate Members hereunder are conditional upon the Company’s proposed share capital increase with gross proceeds of approximately NOK 1,200,000,000 being validly resolved at the Company’s General Meeting on 13 March 2008 and completed by registration in the Norwegian Register of Business Enterprises.
6.3	Additional Syndicate Members
Each Original Syndicate Member’s portion of the Total Commitment as of the date of this Agreement is set out opposite its name in Appendix B. The Parties agree that promptly following the entering into of this Agreement the shareholders of the Company not being Original Syndicate Members or their affiliates shall be invited to participate in the Syndicate. Any shareholder desiring to participate in the Syndicate (a “New Syndicate Member”) shall do so by providing the Company with a duly signed accession letter in the form attached hereto as Appendix C no later than 1 April 2008, provided, however, that the last possible date for the Norwegian Government to provide the Company with an accession letter shall be 30 June 2008.
Any New Syndicate Member shall be entitled to take on up to its proportional portion of the Total Commitment. Such proportional portion shall be calculated on the basis of (i) the number of shares in the Company held by the New Syndicate Member on 1 April 2008 and (ii) the total number of shares in the Company held by the Original Syndicate Members and all the other New Syndicate Members on the same date. Accordingly, assuming that all shareholders take up their proportional portion of the Total Commitment, each Original Syndicate Members’ portion of the Total Commitment shall be reduced to its Relevant Ownership Fraction.
If one or more of the shareholders fails to take up its full share of the Total Commitment, such part of the Total Commitment (the “Unallocated Portion”) shall be shared between the Original Syndicate

Members and the New Syndicate Members wishing to increase their share of the Total Commitment in proportion to the number of shares held by each such party on 1 April 2008.
The Company shall promptly after 30 June 2008 prepare and distribute a revised Appendix B setting out each Syndicate Member’s name and its portion of the Total Commitment.
6.4	Transfer of Commitment
A Syndicate Member shall have the right to transfer its rights and obligations hereunder to another Syndicate Member or to a company within any of the Original Syndicate Members’ group of companies provided that the transferee is the holder of a banking licence and has a credit rating at least equal to that of the transferor. If a Syndicate Member otherwise transfers its shares in the Company, and the transferee is a bank in the EU/EEA area or in the United States, having a credit rating of at least AA minus, the transferring Syndicate Member shall have the right to transfer its rights and obligations hereunder to such bank.
6.5	Fees and Commissions
In consideration for entering into this Agreement the Syndicate Members shall receive an arrangement fee of NOK 5 million, such fee to be shared among the Syndicate Members in the same proportion they share in the Total Commitment. Such arrangement fee shall be payable on 1 July 2008.
The Syndicate Members shall for the duration of this Agreement receive a monthly commitment fee of 10 basis points of the Total Commitment from time to time, payable the first time on 1 July 2008 (for July 2008) and monthly thereafter. The commitment fee shall be shared among the Syndicate Members in the same proportion they share in the Total Commitment.
If one or more of the shareholders fails to take up its full share of the Total Commitment, the Company shall pay to those Syndicate Members sharing the Unallocated Portion of the Total Commitment in accordance with the third paragraph of Clause 6.3 an amount equal to NOK 900,000,000 multiplied by a fraction, the nominator of which is the Unallocated Portion and the denominator of which is the Total Commitment. Such commission shall be payable on 1 July 2008, and shall be shared among the relevant Syndicate members in the same proportion they share in the Unallocated Portion.
6.6	Reduction of the Total Commitment
Subject to the prior consent of the Original Syndicate Members the Company may, by written notice to the Syndicate Members, reduce the Total Commitment by an amount up to the Total Available Commitment. Clause 7.3 shall apply mutatis mutandis.
6.7	Role of the Valuation Agent
The Valuation Agent shall, when required to act or exercise judgment in any way, do so in good faith and in a commercially reasonable manner. A Syndicate Majority shall have the right to (i) replace the Valuation Agent with another Valuation Agent and (ii) audit the reasonableness of the Valuation Agent’s actions and calculations, and its determinations shall not be binding if found not to be commercially reasonable and in good faith.
6.8	Repo Transactions
The Company may engage in repurchase and reverse repurchase transactions as well as buy and sell/sell and buy back transactions (“Repo Transactions”) in respect of securities comprised by the Portfolio. Securities comprised by such Repo Transactions shall for the time of such transaction be included in the calculation of the Remaining Portfolio Value.

7	TERMINATION

7.1	Early Termination Date
The Syndicate Majority may by notice terminate this Agreement, and an Early Termination Date shall in such case be deemed to have occurred (“Early Termination Date”), if any of the following events occurs:
a)	if an event of default occurs under any Global Master Repurchase Agreement, ISDA Master Agreement, committed reverse repurchase agreement or any facility agreement of any kind entered into between the Company and any Syndicate Member and an early termination date has been designated by a Syndicate Member; or

b)	if the Company fails to pay any sum due hereunder on the due date or within a grace period of 3 Banking Days thereafter; or

c)	if any indebtedness in respect of borrowed money, guarantee liability or liability under derivatives contracts of the Company is not paid when due or within the applicable grace period or becomes due prior to the specified payment date by reason of default; or

d)	if a distress or other execution is levied upon or against any substantial part of the assets of the Company and is not discharged within 30 days; or

e)	if the Company is unable or admits in writing its inability to pay its lawful debts as they mature, or makes a general assignment for the benefit of its creditors; or

f)	if the Company ceases or threatens to cease to carry on its business or, without the prior consent of a Syndicate Majority, disposes or threatens to dispose of a substantial part of its assets or the same are seized or appropriated for any reason; or

g)	if any consent required for the performance by the Company of its obligations hereunder is revoked or is otherwise modified in a manner unacceptable to the Syndicate Majority; or

h)	if a situation arises which, in the opinion of the Syndicate Majority, may prevent fulfilment by the Company of its obligations hereunder.
If any order or judgment is given by any court for the opening of bankruptcy or insolvency proceedings, public administration, liquidation, winding-up or reorganisation of the Company or for the appointment of a receiver, trustee or liquidator of the Company or all or any material part of its assets (save for the purpose of amalgamation or reorganisation not involving insolvency, the terms of which shall have received the prior written approval of the Syndicate Majority), a Syndicate Member may by notice terminate this Agreement, and an Early Termination Date shall in such case be deemed to have occurred.
7.2	Early Termination Payment
If an Early Termination Date occurs in accordance with Clause 7.1, such Early Termination Date shall constitute a Valuation Date, and the amount payable upon such an Early Termination Date (“Early Termination Amount”) shall be determined in accordance with the provisions of this Agreement. The amount is payable 5 Business Days after the Early Termination Date.
Any Early Termination Amount payable by one party to the other under this agreement shall be netted against any other amount owed by such other party to the one party as of the Early Termination Date.

7.3	Termination by the Company
Subject to the prior consent of the Original Syndicate Members the Company may at any time, with 30 days prior written notice to the Syndicate Members, terminate this Agreement against paying to the Syndicate Members the Closing Value as of such date (and the termination date shall in such case be the Valuation Date) and any fees and commissions accrued until the termination date.
7.4	Governing law — dispute resolution
This Agreement shall be governed by Norwegian law.
Any dispute arising out of or relating to this Agreement shall be settled by the ordinary courts with Oslo District Court (Oslo tingrett) as the exclusive venue.
***
This Agreement has been executed in four (4) counterparts, one to be kept by the Company and one to be kept by each of the Original Syndicate Members.

For and on behalf of Eksportfinans ASA:	For and on behalf of DnB NOR Bank ASA:

Name:	Name:
Title:	Title:

For and on behalf of Nordea Bank AB (publ):	For and on behalf of Danske Bank A/S:

Name:	Name:
Title:	Title:
APPENDIX A
[*]
APPENDIX B
SYNDICATE MEMBERS

Syndicate Member	Syndicate Member’s Fraction
DnB NOR Bank ASA	56.1%
Nordea Bank AB (publ)	32.6%
Danske Bank A/S	11.3%
APPENDIX C
FORM OF ACCESSION LETTER
To: Eksportfinans ASA
From: [Proposed New Party]
Date: [______ ]
Eksportfinans ASA – Portfilio Hedge Agreement dated 13 March 2008 (the “Portfolio Hedge Agreement”)
We refer to the Portfolio Hedge Agreement. This letter is an Accession Letter. Words defined in the Portfolio Hedge Agreement shall have the same meanings when used herein.
We, [name of new party] of [address/registered office] agree to be a New Syndicate Member under the Portfolio Hedge Agreement and to be bound by the terms of the Portfolio Hedge Agreement as a New Syndicate Member.
[Alternative 1 (To be used by shareholders wishing to take up their full participation in the Syndicate): We wish to participate in the Syndicate with our proportional portion as set out in Clause 6.3 of the Portfolio Hedge Agreement.]
[Alternative 2 (To be used by shareholders wishing to limit their participation in the Syndicate): We wish to participate in the Syndicate. Our participation shall be limited as follows: [______ ].]
Our contact details are as follows:
[______ ]
[______ ]
This Accession Letter is governed by Norwegian law.
Signed by:
[Proposed New Party]
____________
[Name]
APPENDIX D
When calculating the Market Value of the securities portfolio, disregarding any Repo Transaction, as of any Valuation Time Eksportfinans shall apply the methods set out below:
With respect to Market Value of securities portfolio;
A	Month-end Price Quote procedures
(i)	A comprehensive report comprising the securities portfolio shall be prepared and copied to “excel”.
(ii)	TASS shall be requested to give price quotes for all USD and EUR denominated floating rate securities.
(iii)	DnB NOR shall be requested to give price quotes for all NOK denominated securities.
(iv)	Danske Bank shall be requested to give price quotes for all Danish originated NOK denominated securities.
(v)	Lehman Brothers shall be requested to give price quotes for all the securities.
(vi)	For all transactions entered into the institutions we traded with shall be asked for price quotes.
(vii)	In addition relevant price quotes listed on Bloomberg shall be downloaded.
(viii)	All information shall be electronically stored.
In this Appendix D each of Bloomberg, TASS, DnBNOR and Lehman Brothers shall be referred to as “the Providers”.
B	Applied method for calculating Market Value of the securities
(i)	Subject as provided below the Market Value shall be the median of collected quotes from the Providers.
Securities for which the price quotes have changed the market values with > 1 mill. NOK and such change represents a difference > = 3% compared to preceding month shall be subject to verification and mandatory comments
For all securities where the calculated median is equal to that of the preceding months individual verification and comments shall be mandatory
(ii)	All quotes shall be subject to the following mandatory procedure:
—	If only two sources provide quotes and their quotes differ with more than 3 percentage points, further verification shall be required in addition to a written qualification for the price selected.
—	If only two sources provide quotes and one of them is Bloomberg and the difference in quotes is more than 3 percentage points then all Bloomberg quotes, as of month end date, shall be run with ALLQ – function. If bid prices with coinciding trading hours (ALLQ screen shows that quoted price is less than 3 days old at the time the ALLQ is run) appears from one or more sources then the median from said source or sources shall be applied. If not the source other than Bloomberg shall be applied.
—	If only one source is available for a security the quote shall be compared and analyzed with the quote for the preceding month. For securities categorized as senior bank the specific security shall be compared with any other security from the same issuer or if not available, other securities in the same currency and as analogous as possible. If the security in question has a substantially different development than the peer group the quoting bank or institution shall be contacted and asked to qualify and confirm the quote. If Bloomberg is the source and ALLQ does not show an updated bid price, then the price shall be calculated based on the last price received and the development in Itraxx Financial Senior 5 year index shall be used to calculate the new price. For Asset Backed Securities the price shall be calculated based on the last price received and the development in Lehman AAA ABS Euro float index shall be used to calculate the new price.
C	All information from price providers and spreadsheet with the prices shall be adequately electronically stored, and traced to a documented price source.
With respect to market valuation of related Swap transactions:
A	(i) All swap transactions shall be recorded in Eksportfinans’ trading system called ADAPTIV
(ii)	ADAPTIV calculates both sides of all the swap transactions
(iii)	Accrued interest as well as yield shall be added to the market value of the security to which the swap transaction applies